April 25, 2025

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Agriforce Growing Systems, Ltd.
Registration Statement on Form S-1 Filed February 6, 2025
File No. 333-284736

Gentlepersons:

We have reviewed your comment letter, dated February 27, 2025 and have the following responses. To facilitate review, we have reproduced your comments in bold type and have inserted our answers below each comment.

Form S-1 filed February 6, 2025 General

1.	It appears that you are not eligible to incorporate by reference into your Form S-1 given that you have not yet filed your annual report for your fiscal year ended December 31, 2024. Please revise your registration statement accordingly or advise. See General Instruction VII.C to Form S-1.

We have updated the incorporation by reference to refer to our Form 10-K, filed on April 7, 2025, so we are indeed eligible as the annual report for the fiscal year ended December 31, 2024 has been filed.

Sustainable Bitcoin Mining, page 7

2.	Please file the acquisition agreements for the Sturgeon County, Alberta and Columbiana County, Ohio facilities or tell us why these are not required to be filed by Item 601(b) to Regulation S-K. Also disclose whether either facility is third-party hosted and, if so, disclose the terms of your agreements with the third-party hosting facilities.

Those Agreements were filed as exhibits to the Form10-K for the year ended December 31, 2024, and we have updated the Exhibit List accordingly. We have revised the updated disclosure on Sustainable Bitcoin Mining to state that we are self hosting at these sites.

3.	For Bitcoin that you mine, please disclose:

●	How long you intend to hold mined Bitcoin and how you are holding it, including whether you have a specific policy for how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange, or if you intend to hold your mining rewards for investment purposes.

●	Risks to your liquidity caused by volatility in Bitcoin pricing.

●	Whether you have sold any of your mined Bitcoin.

U.S. SEC

April 25, 2025

●	Whether you have any agreement or arrangement with a third-party custodian/exchange, and if so, the material terms.

We have added this disclosure to the S-1/A in the Sustainable Bitcoin Mining disclosure.

4.	Please describe your miners at each facility including:

●	the average, mean and range of the ages of your miners;

●	the average, mean and range of the energy efficiency of your miners; and

●	the average downtime due to scheduled maintenance and non- scheduled maintenance.

We have added this disclosure to the S-1/A in the Sustainable Bitcoin Mining disclosure.

5.	If known, please disclose a breakeven analysis for your bitcoin mining operations that compares for each facility the cost to earn/mine one bitcoin with the market value of one mined bitcoin. Discuss all relevant inputs used in your calculation and the key assumptions used in preparing it.

We have not run a full breakeven analysis and disclose that in the S-1/A in the Sustainable Bitcoin Mining disclosure.

Sustainable Bitcoin Mining, page 9

6.	Refer to the third paragraph on page 9 regarding the acquisition and near-term deployment of 220 new BITMAIN Antminer S19kPro miners at your Sturgeon County, Alberta mining facility. Please disclose the date of this acquisition, the material terms of the acquisition agreement, the expected date of deployment, and the expected hashrate of the new miners.

We have added this disclosure to the S-1/A in the Sustainable Bitcoin Mining disclosure.

We thank you in advance for your comments and welcome any feedback you may have. We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me, at (516) 217-6379 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Jolie Kahn
Jolie Kahn, CEO